December 31, 2013

VIA EDGAR

Mr. Chad Eskilden

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Singapore Fund, Inc.

Annual Report on Form N-CSR

Filed January 4, 2013

File No. 811- 06115

Dear Mr. Eskilden:

This letter responds to our discussion with the staff of the Division of Investment Management, Disclosure Review and Accounting (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 5, 2013 regarding the Annual Report on Form N-CSR for the period ended October 31, 2012 (the “Annual Report”) of Aberdeen Singapore Fund, Inc. (the “Fund” or the “Registrant”).

For your convenience, the substance of your comments has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.

Comment No. 1:          Please confirm that the Fund has received exemptive relief permitting it to maintain a managed distribution plan.

Response:                     The Registrant confirms this statement.  Aberdeen Asset Management Asia Limited, the Fund’s investment manager (“AAMAL”), received exemption from section 19(b) and rule 19b-1 under the Investment Company Act of 1940 by Order dated March 30, 2010.  See Investment Company Act Release No. 29195 (Order) and Investment Company Act Release No. 29167 (Application).  The exemption may be relied on by any registered closed-end fund advised by AAMAL that decides to comply with the terms and conditions of the application.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the US Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Comment No. 2:          Please clarify that the Fund does not have a policy to concentrate investments in an industry.  Consider revising disclosure in the Notes to Financial Statements included in the Fund’s Annual Report to clarify this.

Response:                     The Fund does not have a policy to concentrate investments in an industry.  Page 3 of the Annual Report under “Portfolio Composition” shows a chart of the Fund’s asset allocation at October 31, 2012 based on S&P’s Global Industry Classification Standard Sectors.  As disclosed immediately above the chart, the sectors are comprised of several industry groups.

The Registrant will revise the description of “Concentration Risk” in note 8(b) of the Notes to Financial Statements to clarify that the Fund does not concentrate investments in a specific industry.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5728 or Lucia Sitar at (215) 405-5770.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina
U.S. Counsel, Aberdeen Asset Management Inc.

cc:                                Lucia Sitar, Managing U.S. Counsel, Aberdeen Asset Management Inc.

Andrea Melia, Head of Fund Administration — U.S., Aberdeen Asset Management Inc.

Leonard Mackey, Clifford Chance LLP, counsel to the Fund